Exhibit (a)(1)(C)

Text of Email from CEO to All Employees

We are pleased to tell you about a new Agile stock option program. Agile has granted stock options in the past to retain, motivate and reward our employees and to align our interests as employees with those of our shareholders. Over the least couple of years we have achieved most of our business goals, more than doubling revenues and reaching non-GAAP profitability for this last fiscal year. Nevertheless, global economic factors affecting technology companies in general, and software companies more specifically have continued to put pressure on our stock price, as well as the stock prices of most of our peers. As a result, approximately 80% of our outstanding stock options are underwater – the current stock price is below the price at which you can exercise the options that we have granted. This obviously does not create much incentive.

Furthermore, the negative investor perception of the dilution represented by “option overhang” (e.g., the proportion of unexercised options in relation to outstanding stock), increasing investor pressure to limit option programs, and new rules requiring companies to expense the cost of options, have forced us to seek new ways to align employee and shareholders interests, while creating incentives for employees to perform at their best, and to be rewarded for their accomplishments.

Management and the Board firmly believe that superior company and shareholder performance is achieved when employees are shareholders. Unfortunately, we are going to be more limited in our ability to take this approach in the future. Fortunately, recent regulatory and accounting changes have created a new opportunity to align our current employees and shareholders.

To achieve shareholder alignment and employee incentive and rewards, we are announcing an option exchange program that will give employees the opportunity to effectively become shareholders, while creating a win for investors, as well. This new program will give you the opportunity to exchange options you hold that have exercise prices equal to or greater than $6.76 per share (e.g., out of the money), for new options with an exercise price equal to $0.001 per share. You would received one new option share for each three underwater option shares you elect to exchange. In other words, you can elect to exchange three “out-of-the-money options” for one option with an exercise price of $0.001. The new option will vest as to 1/3rd of the shares on each of December 1, 2005, September 1, 2006 and June 1, 2007.

The exchange program is subject to the terms and conditions of formal legal documents that have been filed with the SEC, copies of which will be provided to each of you via email shortly. These documents contain important information about the program, including a detailed set of questions and answers as well as the election forms required to participate. Please read these materials carefully.

In addition, we will provide you with a personal statement summarizing your current option grants, indicating:

•	which options are eligible for this exchange (i.e., those option grants with exercises prices of $6.76 or higher);

•	the number of new option shares you would receive upon exchange for each eligible option you hold; and

•	the vesting details of the new option.

We will also provide you with an Excel-based option calculator to assist you in comparing the potential gain of your existing options to the potential gain of the new options you would receive, at various future potential Agile stock prices—in effect you can do some “what-if” analysis.

Look for an additional email from optionexchange@agile.com that explains this exchange offer in greater detail and forwards the formal documents. We will be holding a series of informational meetings at several locations throughout the world to further explain this program, including any local nuances that may apply in your country, and to answer your questions. A schedule of these meetings will be forwarded under separate cover.

Finally, please note that participation in the option exchange program is VOLUNTARY. We make no recommendation as to whether you should elect to exchange your existing options. You must make your own decision regarding participation in the option exchange program, and you are welcome to seek professional advice from accountants or lawyers. YOU DO NOT NEED TO TAKE ANY ACTION NOW. YOU WILL HAVE UNTIL AUGUST 19, 2005 TO ELECT TO PARTICIPATE IN THE EXCHANGE OFFER.

Thank You

Bryan D. Stolle

Agile Software Corporation

6373 San Ignacio Ave

San Jose, CA 95119

(408) 284-4003 Phone

(408) 284-3601 Fax

www.agile.com

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